EXHIBIT 14.1

UNIROYAL GLOBAL ENGINEERED PRODUCTS, INC. REVISED CODE OF

BUSINESS CONDUCT AND ETHICS

(Revised June 8, 2017)

The Board of Directors of Uniroyal Global Engineered Products, Inc.   has adopted the following Code of Ethics (the “Code”) for directors, officers and  other employees of the Company and all of its subsidiaries (collectively (the “Company”), including the Chief Executive Officer and the Chief Financial Officer of the Company.  The purpose of the Code is to:

1.	ensure that the conduct of each director, officer or other employee is appropriate and consistent with the nature of our business and is in accordance with the Company’s values and ethics;

2.	provide guidance to directors to help them recognize and deal with ethical issues;

3.	provide a procedure for reporting of unethical conduct; and

4.	help foster a culture of honesty and accountability.

Each director, officer and other employee of the Company must comply with the letter and spirit of this Code.

 No code or policy can anticipate every situation that may arise or replace the thoughtful behavior of an ethical director, officer or other employee. Directors, officers and other employees are encouraged to bring questions about particular circumstances that may implicate one or more of the provisions of this Code to the attention of the Chairman of the Audit Committee or the Company’s counsel.

This Code supplements and is not intended to replace any other current policy of the Company or any of its subsidiaries relating to matters referred to in this Code.

1.	COMPLIANCE WITH LAW; FAIR DEALING

Directors, officers and other employees must comply, and oversee compliance by officers and other employees with the terms and the intent of all laws, rules and regulations applicable to the Company’s business.

The Company’s Chief Financial Officer and other financial officers and employees must provide to shareholders and the financial markets fair, accurate, timely and understandable disclosure in report and documents that the Company files with, or submits to the Securities and Exchange Commission or issues in other public communications.

Directors, officers and other employees must deal fairly, and must oversee fair dealing by officers and other employees, with the Company’s customers, suppliers and employees.

2.	CONFLICT OF INTEREST

Directors, officers and other employees must avoid any conflicts of interest between the director, officer or other employee and the Company unless the relationship is approved in advance by the Board of Directors of the Company. Any situation that involves, or may reasonably be expected to involve, a conflict of interest with the Company, should be disclosed promptly to the Company’s Board of Directors. A “conflict of interest” can occur when:

1.
A director’s or officer’s or other employee’s personal interest is adverse to—or may appear to be adverse to—the interests of the Company as a whole.   For purposes of this Policy, a director’s or officer’s or other employee’s personal interest includes the personal interest of any member of the director’s or officer’s or other employee’s family, including spouse, parents and children who reside in the same household as the director or officer.

2.	A director, or officer or other employee, or a member of his or her immediate family, receives improper personal benefits as a result of his or her position as a director of officer of the Company.

Some of the more common conflicts which directors should particularly avoid are listed as follows:

1.	Relationship of Company with third-parties

Directors may not receive a personal benefit from a person or firm which is seeking to do business or to retain business with the Company unless approved by the Board of Directors of the Company. A director or officer shall withdraw him or herself from any decision of the Board of Directors involving another firm or company with which the director or officer is affiliated.

2.	Compensation from non-Company sources

Directors may not accept compensation (in any form) for services performed for the Company from any source other than the Company unless approved by the Board of Directors of the Company.

3.	Gifts

A director or officer or other employee may not offer, give or receive gifts from persons or entities who deal with the Company in those cases where any such gift is being made in order to influence the director’s, officer’s or other employee’s actions as a director or officer of the Company, or where acceptance of the gifts could create the appearance of a conflict of interest.

4.	Personal use of Company assets

Directors, officers and other employees may not use Company’s assets, labor or information for personal use unless approved by the Board of Directors in advance, or as part of a compensation or expense reimbursement program available to all directors.

3.	CORPORATE OPPORTUNITIES

Directors, officers and other employees are prohibited from:

1.	Taking for themselves or their companies opportunities that are discovered through the use of Company’s property or information or their position as a director or officer or other employee;

2.	Using the Company’s property or information for personal gain; or

3.
Competing with the Company for business opportunities. However, if the Company’s disinterested directors determine that the Company will not pursue an opportunity that relates to the Company’s business, a director or officer or other employee may then do so.

4.	CONFIDENTIALITY

Directors, officers and other employees must maintain the confidentiality of information entrusted to them by the Company and any other confidential information about the Company that comes to them, from whatever source, in their capacity as a director or officer or other employee, except when disclosure is authorized or legally mandated.

For purposes of this Code, “confidential information” includes all non-public information relating to the Company.

5.	ENCOURAGING THE REPORTING OF ANY ILLEGAL OR UNETHICAL BEHAVIOR

Directors, officers and other employees should promote ethical behavior and take steps to ensure the Company:

1.	Encourages employees to talk to supervisors, managers and other appropriate personnel when in doubt about the best course of action in a particular situation.

2.	Encourages employees to report violations of laws, rules, regulations or the Company’s Code of Conduct to appropriate personnel;

3.	Informs employees that the Company will not allow retaliation for reports made in good faith.

6.	COMPLIANCE STANDARDS

Directors, officers and other employees should communicate any suspected violations of this Code promptly to the Board of Directors. Suspicion of a violation may be reported to the Company’s counsel or Secretary, who must promptly report it to the Board of Directors or a committee designated by the Board of directors for this purpose.  Violations will be investigated by the Board or by persons designated by the Board, and appropriate action will be taken in the event of any violations of the Code.

7.	WAIVER OF CODE OF BUSINESS CONDUCT AND ETHICS

Any waiver of this Code may be made only by the Board of Directors and must be promptly disclosed to the Company’s shareholders.